Ameer Ahmad, Esq.
Tel 312.456.8400
Fax 312.456.8435
ahmada@gtlaw.com

March 28, 2013

Daniel F. Duchovny, Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Washington, DC  20549

Re:	SCG Financial Acquisition Corp.
Schedule TO as amended
Filed February 11, 2013 and amended March 1, March 6, March 12 and March 20, 2013
File No. 005-86187

Dear Mr. Duchovny:

SCG Financial Acquisition Corp. (the “Company” or “SCG”) has today filed with the Securities and Exchange Commission (the “Commission”) an amendment (“Amendment No. 5”) to its Schedule TO (File No. 005-86187), an amended and restated Offer to Purchase, dated March 28, 2013 (as so amended, the “Offer to Purchase”), and related tender offer documents. On behalf of the Company, we hereby respond to the comments of the staff (the “Staff”) of the Commission contained in its letter dated March 22, 2013. For ease of reference, the text of each of the Staff’s comments is included in bold-face type below, followed by the Company’s response. Capitalized terms that are not defined herein have the meanings assigned to them in the Offer to Purchase. Except as otherwise provided, page references included in the body of the Company’s responses are to the Offer to Purchase.

Schedule TO

Index to Exhibits

1.           Please file Exhibit (a)(1)(I) with your next amendment.

RESPONSE:

The Company supplementally advises the Staff that Exhibit (a)(1)(I) was filed with Amendment No. 2 to the Schedule TO; the list of exhibits in Amendment No. 5 has been revised to indicate that this exhibit (as well as other applicable exhibits) were previously filed.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
77 West Wacker Drive, Suite 3100  ■  Chicago, Illinois 60601  ■  Tel 312.456.8400  ■  Fax 312.456.8435

Daniel F. Duchovny, Special Counsel
March 28, 2013

_____________________

Offer to Purchase

Cover Page

2.
We disagree with your analysis set forth in response to prior comment 6 and reissue the comment.  We believe the announcement of the tender offer (for purposes of Rule 14e-5) was in fact effected at the time you announced entering into the non-binding letter of intent with RMG: at that time, shareholders had already received the information about the tender offer (such as offer price and number of shares subject to the tender offer).

RESPONSE:

Based on our telephonic discussions with the Staff, the Company understands that it is the Staff’s position that the Equity Commitment Letter constitutes an agreement prohibited by Rule 14e-5 of the Exchange Act.  The Company advises the Staff that it has confirmed that all of the shares purchased pursuant to the Equity Commitment Letter were purchased from four stockholders, each of which is an “accredited investor” as defined in Rule 501 promulgated under the Securities Act, in each case at a purchase price of $10.00 per share, the same as the price at which the Company will purchase shares tendered in the Offer. Such purchase price is greater than the price at which SCG Common Shares are currently trading (to date in March 2013, the closing sales price has ranged from $9.92 to $9.98; on March 27 the closing sales price was $9.98). Accordingly, if any of the stockholders who sold shares to DOOH now desire to hold SCG Common Shares in order to participate in the proposed transactions with RMG and Symon, they can purchase shares on the open market for a price below that at which they sold shares to DOOH.  To the extent that the Company may have violated Rule 14e-5, the Company respectfully submits that the affected stockholders have not suffered any damages as a result, and effectively have a remedy equivalent to (and actually more favorable than) rescission rights available to them.

The Company has added disclosure regarding the potential violation of Rule 14e-5, including the fact that that the Company may be subject to monetary or injunctive penalties under Section 14(e) of the Exchange Act, under the section of the Offer to Purchase captioned “Important Notices Regarding the Offer” preceding the table of contents and under the section of the Offer to Purchase captioned “The Offer—Purpose of the Offer; Certain Effects of the Offer” on page 64.

Selected Historical Financial Information, page 34

3.	Please revise to remove “(unaudited)” from the column labeled, “Period from January 5, 2011 (date of inception) to December 31, 2012.”

RESPONSE:

GREENBERG TRAURIG, LLP

Daniel F. Duchovny, Special Counsel
March 28, 2013

The Company has removed “(unaudited)” on page 34 in response to the Staff’s comment.

The Transaction

The Board’s Reasons for Approval of the Transaction, page 41

4.
We note your responses to prior comment 15.  Expand the disclosure in this section to explain in more detail how SCG applied the findings of its comparable company analysis to determine that the consideration to be paid in connection with the transaction is fair to SCG shareholders.  For example, describe where RGM fit within the comparable EBITDA multiples and implied enterprise values of the comparable companies.  Also, disclose the projected EBITDA numbers for RGM used in the analysis, or explain the basis for your belief that such information is not required.  Provide similar disclosure for the comparable company analysis performed in connection with Symon, as disclosed on page 55.

RESPONSE:

The Company has revised and expanded the disclosure on pages 41 to 42 and 57 in response to the Staff’s comment.

5.
You disclose in this section that in conducting a financial analysis to determine an appropriate valuation for RMG, SCG relied upon RMG’s projected EBITDA for the years ending December 2013 and December 2014.  As part of the supplemental materials provided to us in response to prior comment 18, you provided RMG’s 2013 budget, which contains projected EBITDA for the year ending December 2013.  However, you did not provide the projected EBITDA for the year ended December 2014.  Similarly, you disclose on page 56 that in conducting a financial analysis for Symon, SCG relied upon Symon’s projected EBITDA for its fiscal years ending January 2014 and January 2015.  However, you supplementally provided only Symon’s budget for the fiscal year ending January 31, 2014.  Please supplementally provide us the projections considered for RMG and Symon for fiscal 2015, or advise.

RESPONSE:

The supplemental material requested is being submitted concurrently with this response under separate cover in accordance with 17 C.F.R. § 200.83 (“Rule 83”) and Rule 12b-4 of the Securities Exchange Act of 1934, as amended (“Rule 12b-4”).  We request that the supplemental materials be kept confidential under Rule 12b-4, and, as applicable, under Rule 83, and that the supplemental materials be returned in full in accordance with Rule 12b-4.

The Symon Merger, page 54

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
77 West Wacker Drive, Suite 3100  ■  Chicago, Illinois 60601  ■  Tel 312.456.8400  ■  Fax 312.456.8435

Daniel F. Duchovny, Special Counsel
March 28, 2013

6.	Please confirm that you have provided us supplementally with copies of all non-public documentation that was exchanged between the companies during the merger negotiations.

RESPONSE:

The Company confirms that it has provided the Staff supplementally with copies of all non-public projections, reports, appraisals and the like that was exchanged between the companies during the merger negotiations.

Management’s  Discussion  and  Analysis  of  Financial  Condition  and  Results of  Operations of SCG

Overview, page 86

7.
Tell us what consideration you have given to discussing in this section, or elsewhere in the offering document, the material opportunities, challenges and risks associated with integrating the businesses of RMG and Symon.  For example, discuss management’s plans to integrate the two businesses and provide a description of the structure and operation of SCG following such integration.  Address whether the businesses complement each other and, if so, describe management’s expectations as to how any synergies may impact the operating results of each business.  If the businesses provide duplicative services, discuss management’s plans for eliminating any such duplication. Refer to Section III.A of SEC Release 33-8350.

RESPONSE:

In response to the Staff’s comment, the Company has added a discussion of the material opportunities, challenges and risks associated with integrating the business of RMG and Symon to the Company’s MD&A, beginning on page 87.

Management’s Discussion  and  Analysis  of  Financial  Condition  and  Results of  Operations of RMG

Overview, page 102

8.
We note in response to our prior comment 34 you added disclosure regarding the minimum annual guarantees (MAG) to page 104 and briefly state on page 102 that payments to airline and other partners for revenue sharing are paid on monthly basis.  As the relationship with the airline and other partners appears to be significant to your business please expand your discussion here to incorporate some of the key information regarding these partners as disclosed on pages 96 and 99, such as the number of airlines and Wi-Fi or IFE service providers with whom you have exclusive partnerships, the range of the portion of revenue that you share with the partners, and how many of the arrangements have MAGs compared to those with other terms.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
77 West Wacker Drive, Suite 3100  ■  Chicago, Illinois 60601  ■  Tel 312.456.8400  ■  Fax 312.456.8435

Daniel F. Duchovny, Special Counsel
March 28, 2013

RESPONSE:

The Company has added additional disclosure on pages 104 and 106 in response to the Staff’s comment.

9.
Based on the information on page 99, it appears that you sell advertising to 19 different airlines through your various agreements directly with the airlines or through Wi-Fi and IFE service providers.  Please tell us whether our understanding is correct and expand your disclosures here to include this information.  Further it seems you have 11 different arrangements with partners, 4 of which have MAGs and 2 of which have payments subject to positive or negative adjustment as a result of your performance.  Please expand your disclosures here to include this information as well, further clarify the revenue sharing terms for the 2 arrangements without MAGs and describe the revenue sharing terms for the other 5 arrangements.

RESPONSE:

The Company supplementally advises the Staff that it sells advertising on the digital network systems of 12 different airlines. As of January 1, 2013, RMG had partner relationships with twelve unique airlines to sell their media assets.  In many cases we maintain multiple relationships with the same airline.  RMG works with six airlines to sell their IFE system assets.  RMG works with seven airlines to sell their media assets in their executive clubs.  RMG works with nine airlines to sell their onboard Wi-Fi media assets. All the partner relationships are exclusive with the exception of one airline partnership to sell IFE system assets. Three of the agreements have MAGs. One agreement that contained both an IFE and club portion with the same airline was initially counted as two separate agreements. All agreements are subject to revenue sharing, including those with MAGs, if revenue share exceeds the MAG payment. Additional information has been provided on pages 98, 101 and 106 to clarify RMG’s airline agreements and to provide additional disclosure.

10.
We note in your response to our prior comment 36 you explain that because of the disparity in traffic or advertising volume, counting number of airline partners or advertisers does not lend itself to the metrics suggested.  We believe that such disparities in the range of traffic volume between networks and airline partners and the range of advertising spend generated from customers could be disclosed in addition to the number of advertisers and partners in order explain to investors that each does not contribute equally.  Further it appears that disclosing the renewal rates for your advertisers could provide beneficial information to investors as whether or how frequently your advertiser/agency base fluctuates.  Please revise your disclosures to incorporate this information or further explain why you do not believe it is necessary.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
77 West Wacker Drive, Suite 3100  ■  Chicago, Illinois 60601  ■  Tel 312.456.8400  ■  Fax 312.456.8435

Daniel F. Duchovny, Special Counsel
March 28, 2013

RESPONSE:

The Company has added disclosure on pages 101 and 106 in response to the Staff’s comment.

11.
Your revised disclosure at the bottom of page 102 notes that the performance measures which you monitor monthly are internally generated and are not standardized.  This appears to imply that because such measures are not standardized you do not believe it is beneficial to disclose them.  We refer you to Section III.B of SEC Release No. 33-8350, which notes that key variables and other factors that management uses to manage the business, if considered material to investors, are required to be disclosed.  We further note that these performance measurements or key variable need not be standardized and are frequently internally generated.  Since you state these are the measurements you monitor to manage your business it would seem they are material to investors to understanding your business.  Please revise your disclosures to include the amounts or values of these measurements that are you believe are key or further explain why you do not believe such disclosure is necessary.

RESPONSE:

The Company has revised the disclosure on page 105 to describe key measures that RMG’s management monitors on a monthly basis to manage the business, namely comparison of actual operating results and cash flows to budgeted operating results and cash flows, and availability of funds from existing or potential credit lines. The Company supplementally advises the Staff that, while RMG’s management also reviews forward booking of network advertising, advertising inventory utilization and actual pricing (CPM), the Company and RMG believe that disclosing such information would result in significant competitive harm to RMG (and, following the Transaction, the Company). For example, if RMG’s customers and potential customers had access to this information, they would likely exert pressure on RMG to lower advertising rates in periods of lower utilization. Similarly, RMG’s competitors could use such information to attempt to undercut RMG’s pricing to its customers. The Company and RMG also respectfully submit that they do not believe that such information is customarily disclosed by other companies in RMG’s industry.

12.
We note your additional disclosure regarding the contract with DIRECTV in response to our prior comment 38.  As this contract generated over 15 percent of total revenue in 2012 and no additional revenue will be generated from such contract going forward, please revise your disclosure on page 102 and 104 to clearly state you expect revenue to decrease as a result of such cancelation, or explain to us why you do not have such expectation. Further we note your additional disclosures on pages 102 and 104 explaining that ChalkboxTV is currently in beta testing and that you expect to begin delivery in April 2013.  Please revise to disclose whether you already have existing orders or sales in place for delivery and if not, how you plan to obtain such sales. Further, if there are no existing orders or sales, please clarify that there is no guarantee that such sales will occur.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
77 West Wacker Drive, Suite 3100  ■  Chicago, Illinois 60601  ■  Tel 312.456.8400  ■  Fax 312.456.8435

Daniel F. Duchovny, Special Counsel
March 28, 2013

RESPONSE:

The Company has added disclosure on pages 104 and 106 in response to the Staff’s comment.

Revenues, page 104

13.
We note your additional disclosure where you state that the wide disparity in airline partner size or relative client size does not allow for comparison of partner or client numbers.  As noted in the comment above, we believe such disparities could be disclosed with the number of airline partners and advertisers in order to explain to investors that each does not contribute equally.  Further you state that 36% of the increase in revenue was due to network expansion factors and sales volume increases that cannot be reduced to metrics.  However we note that you state on page 96 that your network is comprised of 120,000 IFE screens, nearly 3,000 aircraft, 145 airline and private terminal lounges and can reach an audience of over 34 million passengers per month.  It would seem that a discussion of the changes in these components of your network, period over period, would better explain the increase in revenue due to network expansion factors and sales volume.  Please revise your disclosures accordingly or tell us why you still believe such disclosure is not necessary.

RESPONSE:

The Company supplementally advises the Staff there was no substantial change in RMG’s network breadth, airline partners or client number or size between the two years. Additional disclosure has been added on page 106 to indicate the wide disparity in relative client size and to add the relative ranges for revenue sharing as requested. In addition, an average revenue per customer comparison has been added on page 101.

14.
We note you disclose the sale of the NYTimes.com Today Network and the Fitness Entertainment Network in 2012 resulted in a decrease in revenue.  Please tell us and clarify your disclosures as to what these sales were and whether or how they relate to the sale of the assets related to the IdeaCast acquisition or the sale of assets related to Pharmacy TV Networks LLC, as disclosed on page F-37.

RESPONSE:

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
77 West Wacker Drive, Suite 3100  ■  Chicago, Illinois 60601  ■  Tel 312.456.8400  ■  Fax 312.456.8435

Daniel F. Duchovny, Special Counsel
March 28, 2013

The disclosure on page 106 has been revised to note that the NYTimes.com Today Network was part of RMG’s original digital advertising platform and that the Fitness Entertainment Network was part of the IdeaCast acquisition. The Company supplementally advises the Staff that the Pharmacy TV network was shut down and assets were disposed, not sold. The referenced disclosure was indicating that the sale of these networks resulted in a corresponding loss of advertising revenues.

Cost of Revenues, page 104

15.
You state you were relieved of one airline partner MAG after it became evident that estimated revenues were in excess of actual revenues.  Please expand your disclosures to further explain whether such relief was an amendment to the contract, whether any revenue share payments to the partner were still required to be made and how this change contributed to the decrease in cost of revenues in 2012.  Further, please clarify if this was the contract that expired and was not renewed as noted on page 99.

RESPONSE:

The Company supplementally advises the Staff that the referenced MAG was suspended by mutual agreement through e-mail correspondence with the airline partner. Clarifying disclosure has been added on page 106 in response to the Staff’s comment. The Company further supplementally advises the Staff that the MAG agreement that was suspended in 2012 is not the same airline partner contract that was not renewed as noted on page 101.

Management of RMG

Executive Compensation, page 112

16.	Please supplementally advise us why you do not provide compensation disclosure for your interim CFO.

RESPONSE:

The Company supplementally advises the Staff that compensation disclosure has not been provided for RMG’s Interim Chief Financial Officer pursuant to Regulation S-K Item 402(m)(2) because he was not one of RMG’s two most highly compensated executive officers other than the Chief Executive Officer during fiscal 2012. Moreover, Mr. Zielinski’s total compensation during fiscal 2012 for the period in which he served as Interim Chief Financial Officer was less than $100,000.  We further advise the Staff that Mr. Zielinski began serving as Interim Chief Financial Officer in December 2012.  From May 2012 until December 2012, Mr. Zielinski provided financial consulting services to RMG on an ad hoc basis and was engaged to assist on projects, as needed, but was not involved in the day-to-day management or affairs of the finance function at RMG.  As such, prior to December 2012, Mr. Zielinski would not have met the definition of an “executive officer” under Rule 3b-7 of the Exchange Act.  In response to comment 16, and to clarify the time at which Mr. Zielinski assumed the role of Interim Chief Financial Officer, the disclosures on pages 26 and 114 has been revised.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
77 West Wacker Drive, Suite 3100  ■  Chicago, Illinois 60601  ■  Tel 312.456.8400  ■  Fax 312.456.8435

Daniel F. Duchovny, Special Counsel
March 28, 2013

Beneficial Ownership of RMG Securities, page 113

17.
Please revise the table in this section to present the total number of shares of common and preferred stock beneficially held by each entity in the table, including shares underlying outstanding warrants and options currently exercisable or exercisable within 60 days.

RESPONSE:

The beneficial ownership table has been revised in response to the Staff’s comment.

Business of Symon

Competitive Strengths, page 116

18.	Please clarify what it means for Symon to be one a few solution providers “authorized behind the firewall.”

RESPONSE:

In response to the Staff’s comment, the disclosure on page 119 has been revised to clarify what it means for Symon to be one of a few solution providers “authorized behind the firewall.”

Customers, page 118

19.
With respect to the statements attributed to PQ Media in this section, please provide us with marked copies of any materials that support these statements, clearly cross- referencing each statement with the underlying factual support.  Also, tell us if Symon commissioned any of PQ Media’s reports.

RESPONSE:

In response to the Staff’s comment, as requested, we are supplementally submitting under separate cover marked copies of the PQ Media report that support these statements, clearly cross referencing each statement with the underlying factual support.  The Company supplementally confirms that Symon did not commission any of PQ Media’s reports.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
77 West Wacker Drive, Suite 3100  ■  Chicago, Illinois 60601  ■  Tel 312.456.8400  ■  Fax 312.456.8435

Daniel F. Duchovny, Special Counsel
March 28, 2013

Intellectual Property and Trademarks, page 119

20.	Please clarify if any of Symon’s three patents is material to its business and, if so, discuss the technology to which the patent relates and the expiration date of the patent.

RESPONSE:

In response to the Staff’s comment, additional disclosure has been included on page 123 to clarify that none of Symon’s four patents are material to its business.

Properties, page 120

21.	Please describe any lease or other ownership arrangements with respect to the properties discussed in this section.

RESPONSE:

In response to the Staff’s comment, additional disclosure has been included on page 123 to briefly describe the lease arrangements relating to Symon’s properties.

Management’s Discussion and Analysis of Financial  Condition and Results of Operations of Symon

Overview, page 121

22.
Please expand your disclosure to include a discussion of your reseller business partners as it appears this relationship is significant to your business since 33 percent of your revenue is generated through indirect partner channels, as disclosed on page 117.

RESPONSE:

Disclosure has been added on page 125 in response to the Staff’s comment.

23.
We note you do not disclose any performance measurements that are used to manage the business.  Please revise your disclosures to include a discussion of such measurements in order to provide investors with a better insight as to how operations are viewed and managed internally, or tell us why such disclosure is not necessary.  We refer you to Section III.B of SEC Release No. 33-8350.

RESPONSE:

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
77 West Wacker Drive, Suite 3100  ■  Chicago, Illinois 60601  ■  Tel 312.456.8400  ■  Fax 312.456.8435

Daniel F. Duchovny, Special Counsel
March 28, 2013

The disclosure on page 124 has been revised to describe key measures that Symon’s management monitors on a regular basis to manage the business, namely comparison of actual operating results to budgeted operating results. The Company supplementally advises the Staff that, while Symon’s management also reviews its sales opportunity pipeline, days of sales outstanding and accounts receivable, utilization and realization rates for professional services and information (often not quantifiable) regarding customer satisfaction, product performance and customer help-desk responsiveness, the Company and Symon believe that disclosing such information would result in significant competitive harm to Symon (and, following the Transaction, the Company). For example, if Symon’s customers and potential customers had access to this information, they would likely exert pressure on Symon to extend credit for longer periods of time based on information regarding Symon’s credit terms and/or lower advertising rates in periods of lower utilization.  Similarly, Symon’s competitors could use customer satisfaction, product performance and similar information to attempt to undercut Symon’s efforts to market its products and services to its customers.  The Company and Symon also respectfully submit that they do not believe that such information is customarily disclosed by other companies in Symon’s industry.

Unaudited Condensed Combined Pro Forma Financial Information, page 140

24.
Please revise to disclose which of these target companies will be considered the predecessor.  Identifying the predecessor will inform investors as to what the historical financial statements will look like going forward.

RESPONSE:

The pro forma financial information on page 143 has been revised to identify Symon as the predecessor company.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2011, page 142

25.	Please update to include the audited historical financial statements for Symon Holding Corporation as of and for the year ended January 31, 2013 and revise all related information accordingly.

RESPONSE:

The unaudited pro forma financial information has been updated to include the audited financial statements of Symon for the year ended January 31, 2013.

26.
We note the table added at the bottom of page 146 listing the weighted average number of shares outstanding.  Please expand this disclosure to explain how these totals reconcile to the historical weighted average number of common shares outstanding and the common shares presented in the Statements of Changes in Stockholders’ Equity on page F-6.  With revised disclosure clarify how the shares subject to possible redemption on page F-6 reconcile to the shares of SGC Common Stock Beneficially Owned Post- Transaction in the table on page 148.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
77 West Wacker Drive, Suite 3100  ■  Chicago, Illinois 60601  ■  Tel 312.456.8400  ■  Fax 312.456.8435

Daniel F. Duchovny, Special Counsel
March 28, 2013

RESPONSE:

The table on page 150 has been updated to reconcile to the historical number of common shares outstanding and the common shares presented in the Statement of Changes in Stockholders’ Equity.  The Company supplementally advises the Staff that it has not provided a reconciliation of the shares subject to redemption on page F-6 to the shares in the table on page 150 as it does not believe that such information is relevant, and believes that any modification to the table on page 150 would be confusing to the reader.

27.
Please revise the note disclosure for Adjustment (V) on page 146 to explain how the goodwill of $21,945,782 reconciles to the pro forma balance sheet adjustment amounts on page 143.  Disclosure should refer to the effects of Adjustment (EE), recognizing a deferred tax liability.

RESPONSE:

The disclosure for Adjustment (V) has been revised has been revised in response to the Staff’s comment.  The Company notes that as a result of updating Symon’s financials to include its January 31, 2013 year end, the amount of goodwill has changed from $21,945,782 to $20,047,290.

28.	Please revise to disclose the basis for Adjustment (V) in the amounts of ($45,000,000) and $40,470,595 to Additional paid-in-capital on page 144.

RESPONSE:

The disclosure for Adjustment (V) has been revised in response to the Staff’s comment to specifically discuss the $45,000,000 and $38,905,833 (previously $40,470,595) adjustments to additional paid-in capital.

29.	Please revise Adjustment (I) to disclose the nature and amounts comprising the Transaction costs. Tell us to whom the payments were made.

RESPONSE:

The disclosure for Adjustment (l) has been revised in response to the Staff’s comment to break out the $6,812,248 in transaction costs.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
77 West Wacker Drive, Suite 3100  ■  Chicago, Illinois 60601  ■  Tel 312.456.8400  ■  Fax 312.456.8435

Daniel F. Duchovny, Special Counsel
March 28, 2013

Unaudited Pro Forma Condensed Combined Balance Sheet For the Year Ended December 31, 2012, page 143

30.
We note your response to our prior comment 44.  Please consider revising your title of such investments here to be consistent with the title used on your historical financial statements on page F-4, Investments Held in Trust.

RESPONSE:

The description on page 146 has been changed to “Investments held in trust” in response to the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-2

31.
Please revise to comply with AU 708.13, Correction of a Material Misstatement in Previously Issued Financial Statements, to address the disclosures in Note C.  Such revision should include a statement that the previously issued financial statements have been restated for the correction of a material misstatement in the respective period and a reference to the entity’s disclosure of the correction of the material misstatement.

RESPONSE:

The Company supplementally advises the Staff that on March 13, 2013, the Company issued an amendment to its Form 10-K for the year ended December 31, 2011.  In that report, page F-2 includes a paragraph which addressed the disclosures contained in Note C.  In accordance with the standard, once the auditor’s report is initially issued, the paragraph need not be repeated in subsequent periods as defined in AU-C 708.13.

SCG Financial Acquisition Corp.

Notes to the Consolidated Financial Statements

Note C –  Restatement of Previously Issued Audited Financial Statements, page F-13

32.	Please clarify which warrants this restatement relates to and whether such warrants comprise all the warrants outstanding as of December 31, 2011.

RESPONSE:

The Company notes that the disclosure states that the adjustment relates to the warrants issued in the Company’s initial public offering. The Company has revised the disclosure in response to the Staff’s comment to indicate that these warrants comprise of all outstanding warrants of the Company as of December 31, 2011.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
77 West Wacker Drive, Suite 3100  ■  Chicago, Illinois 60601  ■  Tel 312.456.8400  ■  Fax 312.456.8435

Daniel F. Duchovny, Special Counsel
March 28, 2013

Note F –  Related Party Transactions, page F-15

33.
Please clarify whether the 4 million warrants purchased by the Sponsor as disclosed at the top of page F-16 are the same 4 million warrants purchased by the Sponsor as disclosed in Note E.  If they are the same, please revise your disclosures to address the inconsistencies in how the warrants are accounted for.  If they are different, please revise to clarify here and make the appropriate revisions as to the number warrants outstanding as of December 31, 2012 in Note B, under the subtitle “Net loss per common share”. Further, please expand your disclosures and include a table listing each warrant issuance, exercise, cancellation and the number outstanding as of the end of each period to more clearly present the warrant transactions that occurred during the periods.

RESPONSE:

In response to the Staff’s comment, the disclosure on page F-16 has been revised to clarify that the 4,000,000 warrants purchased by the Sponsor are the same as the warrants discussed in Note 4, to correct the inconsistent disclosure regarding how the warrants are accounted for, and to include the requested table.

Note H –  Investment in Trust Account, page F-16

34.
We note you classify your investments as held-to-maturity, they consist of U.S. Treasury Securities and can have a maturity of 180 days or less.  Please tell us whether the securities held as of December 31, 2012 have maturity dates earlier than the date on which distribution of the Trust Account would occur.  If not, please tell us why you believe held-to-maturity classification is appropriate.

RESPONSE:

The Company supplementally advises the Staff that securities held in trust at December 31, 2012, had a maturity of January 24, 2013 and, as a result, matured earlier than the date on which distribution of the Trust Account would occur.

Reach Media Group Holdings, Inc.

Notes to the Consolidated Financial Statements

Note 2 Significant Accounting Policies

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
77 West Wacker Drive, Suite 3100  ■  Chicago, Illinois 60601  ■  Tel 312.456.8400  ■  Fax 312.456.8435

Daniel F. Duchovny, Special Counsel
March 28, 2013

Revenue Recognition, page F-29

35.	Please expand your disclosure regarding your payment to airline and other partners and incorporate some of the information regarding these partnerships and agreements as disclosed on page 99.

RESPONSE:

The revenue recognition footnote on page F-29 has been revised in response to the Staff’s comment to provide expanded disclosure of the payments to airline and other partners.

36.	We note your response to our prior comment 55 in Attachment 1. In order for us to better understand your analysis please tell us the following:

☐
The percentage of the revenue shared in 2012 paid under arrangements (1) with a MAG, (2) based on a percentage of the advertising revenue following collection from customer, (3) with Virgin airlines  and (4) with payment terms other than those listed;

☐
Regarding your disclosure that to the extent you are unable to sell sufficient advertising from which the revenue share to the airlines exceeds the MAG you suffer a loss, please explain this further and provide us with an example in your response;

☐	Under arrangements where there is no MAG, whether you are still required to pay the partner if amounts are not collected from the customer;
☐	Whether the agency/advertiser can dictate what airline or lounge network their advertisements can be shown; and
☐	Your analysis of the indicators of net revenue reporting listed at ASC 605-45-45.

Also, please provide us supplementally with a copy of a typical revenue share agreement with a minimum annual guarantee and one without.  Lastly tell us of your consideration to expand your critical accounting policies on page 108 to incorporate pertinent information included in this analysis to better explain the nature of these agreements and why you believe gross reporting is appropriate.

RESPONSE:

The disclosure on page 111 has been revised in response to the Staff’s comment. The Company is supplementally providing the Staff with copies of typical revenue share agreements, one with a minimum annual guarantee and one without. The supplemental material requested is being submitted concurrently with this response under separate cover in accordance with Rule 83 and Rule 12b-4.  We request that the supplemental materials be kept confidential under Rule 12b-4, and, as applicable, under Rule 83, and that the supplemental materials be returned in full in accordance with Rule 12b-4.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
77 West Wacker Drive, Suite 3100  ■  Chicago, Illinois 60601  ■  Tel 312.456.8400  ■  Fax 312.456.8435

Daniel F. Duchovny, Special Counsel
March 28, 2013

In addition, the Company supplementally advises the Staff as follows:

The percentage of RMG’s revenue shared in 2012 under arrangements (1) with a MAG was 26%, (2) based on a percentage of the advertising revenue following collection from customer was 72%, (3) with Virgin Airlines was 1%, and (4) with payment terms other than those listed was 1%.

Regarding the disclosure that to the extent RMG is unable to sell sufficient advertising from which the revenue share to the airlines exceeds the MAG, it suffers a loss. For example,  January 2013 MAG to Airline X was $374,000. The advertising revenues for Airline X’s network for the same month was $132,000, resulting in a loss of $242,000 for the month from that network.

Under partnership arrangements for which there is no MAG, the agreement terms indicate payment on “collected net advertising revenues”, so RMG is not required to pay the partner if revenues are not collected. In general all of the advertisers are good credit risks, so the situation has not presented itself.

The agency or advertiser specifies the network on which its advertisements can be shown, which dictates the pricing.

RMG’s analysis of the indicators of net revenue reporting listed at ASC 405-45-45 is as follows:

The Entity’s Supplier Is the Primary Obligor in the Arrangement
45-16  Whether a supplier or an entity is responsible for providing the product or service desired by a customer is a strong indicator of the entity’s role in the transaction. If a supplier (and not the entity) is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by a customer, that fact may indicate that the entity does not have risks and rewards as principal in the transaction and that it should record revenue net based on the amount retained (that is, the amount billed to the customer less the amount paid to a supplier). Representations (written or otherwise) made by an entity during marketing and the terms of the sales contract generally will provide evidence as to a customer’s understanding of whether the entity or the supplier is responsible for fulfilling the ordered product or service.

RMG is the primary obligor in the advertising agreement with the customer and is responsible for fulfillment of the advertising order, not the airline partner.

The Amount the Entity Earns Is Fixed
45-17  If an entity earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the entity is an agent of the supplier and should record revenue net based on the amount retained.

The amount RMG earns is dependent upon whether there is a MAG or revenue sharing-only agreement in place and whether RMG is able to collect on the advertising contract with customers. RMG does not earn any fixed dollar amount. RMG pays a fixed percentage and/or MAG to the airline partner.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
77 West Wacker Drive, Suite 3100  ■  Chicago, Illinois 60601  ■  Tel 312.456.8400  ■  Fax 312.456.8435

Daniel F. Duchovny, Special Counsel
March 28, 2013

The Supplier Has Credit Risk
45-18  If credit risk exists (that is, the sales price has not been fully collected prior to delivering the product or service) but that credit risk is assumed by a supplier, that fact may indicate that the entity is an agent of the supplier and, therefore, the entity should record revenue net based on the amount retained.

RMG assumes the majority of credit risk in the advertising agreement with the customer. RMG clearly is at risk on all contracts with airline partners. The MAGs are an immediate monthly payment obligation, and lack of performance to the expectation of the airline under a revenue sharing agreement would result in probable loss of the contractual agreement. A sales agent would not have either credit risk nor commitment obligations.

Note 6. Acquisitions, page F-37

37.
We note your response to our prior comment 58 requesting that we accept the twenty-one months of post-acquisition results included in the RMG financial statements for the years ended December 31, 2012 and 2011.  As previously discussed, Rule 3-06 of Regulation S-X states that the filing of financial statements covering a period of nine to 12 months shall be deemed to satisfy a requirement for filing financial statements for a period of one year when the issuer has made a significant business acquisition, for which financial statements are required, and financial statements are filed that cover the full fiscal year or years for all other years in the time period.  However, and as also as previously discussed, as the acquisition of EMN occurred on April 11, 2011, you do not have financial statements covering a period of nine months.  Please tell us why you believe the period from April 11, 2011 through December 31, 2011 should be considered nine months and therefore satisfy the requirement for filing financial statements for a period of one year. Explain how the 10 missing days of April 2011 activity factor into your conclusion.

RESPONSE:

The Company supplementally advises the Staff that, as noted in its prior response, although the acquisition of EMN was consummated as a legal matter on April 11, 2011, a full nine months of operating results (from April 1, 2011) are included within the consolidated financial statements of RMG. Although the EMN purchase agreement was dated April 11, 2011, a review of the accounting records indicates that there was no split of revenues or expenses for the ten days before April 11. Despite the document’s execution on April 11, 2011, it is evident that the transfer of rights to revenues and obligations for expenses occurred on April 1, 2011, resulting in a full nine months of EMN operations being included within the RMG consolidated results. Disclosure has been added to the Acquisition footnote on page F- 38 to clarify this.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
77 West Wacker Drive, Suite 3100  ■  Chicago, Illinois 60601  ■  Tel 312.456.8400  ■  Fax 312.456.8435

Daniel F. Duchovny, Special Counsel
March 28, 2013

38.
We note you disclose on page 96 that RMG acquired EMN and its wholly-owned subsidiaries in June 2011. Please correct this inconsistency.  If the acquisition did occur in June 2011, then address the previous comment considering EMN financial statements are only included in RMG financial statements for a period covering less than 7 months in 2011.

RESPONSE:

The disclosure on page 98 has been corrected to change the date to April 2011.

Symon Holdings Corporation

Consolidated Financial Statements

39.
Please update the financial statements and related information for Symon Holdings Corporation for the year ended January 31, 2013, pursuant to Rule 3-12 of Regulation S- X.  Also note that audited financial statements for full three years for Symon Holdings Corporation should be included pursuant to Rule 3-05 of Regulation S-X, unless their net revenues for the year ended January 31, 2013 are less than $50 million, in which case the financial statements for the earliest of the three fiscal years may be omitted.

RESPONSE:

Audited financial statements for Symon Holdings Corporation for each of the three years ended January 31, 2013 have been included in Amendment No. 5.

Notes to Consolidated Financial Statements

Note 1 Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-79

40.
We note you generate a significant amount of revenue through indirect partner channels. Please expand your disclosure here to discuss any material reseller arrangements, typical sales terms, how you account for such sales and its impact on revenue recognition.

RESPONSE:

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
77 West Wacker Drive, Suite 3100  ■  Chicago, Illinois 60601  ■  Tel 312.456.8400  ■  Fax 312.456.8435

Daniel F. Duchovny, Special Counsel
March 28, 2013

In response to the Staff’s comment, the discussion of Symon’s revenue generated through indirect partner channels has been expanded to include disclosure related to the materiality of such revenue, typical sales terms, how Symon accounts for such sales and its impact on revenue recognition.

*          *          *

Please do not hesitate to contact the undersigned should you have any questions or if you would like to discuss any of the above responses.

Sincerely yours,

/s/ Ameer Ahmad

Ameer Ahmad

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
77 West Wacker Drive, Suite 3100  ■  Chicago, Illinois 60601  ■  Tel 312.456.8400  ■  Fax 312.456.8435